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                              December 19, 2023

       Benjamin Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Development eREIT, LLC
       11 Dupont Circle NW, 9th FL
       Washington, DC 20036

                                                        Re: Fundrise
Development eREIT, LLC
                                                            Post Qualification
Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 22,
2023
                                                            File No. 024-11873

       Dear Benjamin Miller:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post Qualification Amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note that in the 12-month period prior to October 20, 2023, you had settled subscriptions for
approximately $14,069,167. Please revise Item 6 of Part I of Form 1-A to provide for the
issuance of all unregistered securities over the past 12-month period.
   2. We note that settlement may occur up to 45 days after a prospective investor submits a subscription agreement
and that you reserve the right to reject any investor   s subscription
                                                        in whole or in part for
any reason. Please provide analysis as to why you believe this is not a delayed offering
prohibited by Rule 251(d)(3)(i)(F) of Regulation A.
       Cover Page

   3. We note that the per share purchase price for your common shares in this offering will be adjusted by your
Manager at the beginning of every semi-annual period (or such other period as determined by
your Manager in its sole discretion, but no less frequently than
 Benjamin Miller
FirstName LastNameBenjamin   Miller
Fundrise Development  eREIT, LLC
Comapany19,
December  NameFundrise
              2023       Development eREIT, LLC
December
Page 2    19, 2023 Page 2
FirstName LastName
         annually). We further note that you file on a semi-annual or other periodic basis an offering circular supplement disclosing the determination of our NAV per share that will be applicable for such period. Please be advised that you cannot change your offering price by filing a supplement.
Offering Summary
Our Structure, page 15

4. Please revise to include a more legible organizational chart. Moreover, please revise the chart to include ownership percentage for each entity.
Maintenance of our Investment Company Act exemption imposes limits..., page 34

5. Please expand your disclosure regarding the consequences if you were deemed to be an investment company under the Investment Company Act of 1940. For instance, please disclose that if you were deemed to be an investment company, you would be ineligible to conduct this offering under Regulation A.
By purchasing shares in this offering, you are bound by the jury waiver provisions..., page 53

6. Please revise to disclose whether or not the waiver of jury trial provisions apply to purchasers in secondary transactions.
Estimated Use of Proceeds, page 61

7. We note your disclosure on 85 that, as you sell additional common shares in this offering, you "will use the proceeds of such sales to pay down the principal and interest of any related party loan or the principal of the outstanding participation interests, as appropriate." We further note that, as of October 20, 2023, you had outstanding company-
         level, related party debt outstanding of approximately $33.4 million, including principal and accrued interest. Please revise to disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Item 504 of Regulation S-K and Instruction 4 to Item 504.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Benjamin Miller
Fundrise Development eREIT, LLC
December 19, 2023
Page 3

       Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameBenjamin Miller
                                                          Division of
Corporation Finance
Comapany NameFundrise Development eREIT, LLC
                                                          Office of Real Estate
& Construction
December 19, 2023 Page 3
cc:       Mark Schonberger
FirstName LastName